UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of December 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X                 Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                          No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Repurchase of Convertible Bonds

We hereby inform you that KT Corporation (NYSE symbol: KTC) has repurchased its convertible bonds as follows:

1. Class of bonds: 0.25% Convertible Notes Due 2007.

2. Aggregate principal amounts prior to repurchase: US$1,210,050,000.

3. Aggregate principal amounts of bonds repurchased: US$83,700,000.

4. Repurchasing costs: US$85,839,445.

5. Aggregate principal amounts of bonds remaining after repurchase: US$1,126,350,000.

6. Purpose of repurchases: to improve financial structure.

7. Proposed plan for the repurchased convertible bonds: retirement.

8. Method of funding: cash.

9. Date of repurchase: December 18, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 24, 2003

KT Corporation

By:     /s/ Wha - Joon Cho

Name: Wha - Joon Cho

Title: Managing Director